06006518

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WILLIAM E. HOPKINS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. HIGHLAND AVENUE
(No. and Street)

JACKSON	TENNESSEE	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE T. ALLEN III 731-668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITEHORN TANKERSLEY & CO., PLLC
(Name – *if individual, state last, first, middle name*)

110 EAST PLEASANT STREET	COVINGTON	TENNESSEE	38019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE T. ALLEN III, swear (or affirm) that, to the best of my knowledge and belief the accompanying ~~financial statement and~~ supporting schedules pertaining to the firm of WILLIAM E. HOPKINS & ASSOCIATES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

ANN HOPKINS NOTARY PUBLIC AT LARGE MADISON COUNTY, TN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM E. HOPKINS & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2005

	REPORTED IN FORM X-17A-5	RECONCILING ITEMS	REPORTED IN AUDIT REPORT
COMPUTATION OF NET CAPITAL			
Total stockholder's equity from balance sheet/qualified for net capital	$ 66,201	$ (7,625)	$ 58,576
Deductions			
Receivables from broker	(208)	-	(208)
Receivables from noncustomers	(9,184)	-	(9,184)
Deferred income tax asset	(7,443)	4,253	(3,190)
Other deductions	(1,463)	-	(1,463)
Net capital before haircuts on securities positions	47,903	(3,372)	44,531
Haircuts on security positions	(300)	-	(300)
Net Capital	$ 47,603	$ (3,372)	$ 44,231
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required	$ 16,594	234	$ 16,828
Minimum dollar net capital requirement	$ 5,000	-	$ 5,000
Net capital requirement	$ 16,594	234	$ 16,828
Excess net capital	$ 31,009	(3,606)	$ 27,403
Excess net capital at 1000%	$ 22,711	(3,709)	$ 19,002
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities from balance sheet/aggregate indebtedness	$ 248,916	3,372	$ 252,288
Percentage of aggregate indebtedness to net capital	523%	47%	570%

EXPLANATION OF RECONCILING ITEMS

The reconciling items, and effects thereof, are attributable to the following audit adjustments:

(1) The deferrred income tax asset was reduced by $4,253.

(2) The liability for accrued income taxes was increased by $3,372.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2005

	REPORTED IN FORM X-17A-5	RECONCILING ITEMS	REPORTED IN AUDIT REPORT
COMPUTATION OF NET CAPITAL			
Total stockholder's equity from balance sheet/qualified for net capital	$ 66,201	$ (7,625)	$ 58,576
Deductions			
Receivables from broker	(208)	-	(208)
Receivables from noncustomers	(9,184)	-	(9,184)
Deferred income tax asset	(7,443)	4,253	(3,190)
Other deductions	(1,463)	-	(1,463)
Net capital before haircuts on securities positions	47,903	(3,372)	44,531
Haircuts on security positions	(300)	-	(300)
Net Capital	$ 47,603	$ (3,372)	$ 44,231
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required	$ 16,594	234	$ 16,828
Minimum dollar net capital requirement	$ 5,000	-	$ 5,000
Net capital requirement	$ 16,594	234	$ 16,828
Excess net capital	$ 31,009	(3,606)	$ 27,403
Excess net capital at 1000%	$ 22,711	(3,709)	$ 19,002
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities from balance sheet/aggregate indebtedness	$ 248,916	3,372	$ 252,288
Percentage of aggregate indebtedness to net capital	523%	47%	570%

EXPLANATION OF RECONCILING ITEMS

The reconciling items, and effects thereof, are attributable to the following audit adjustments:

(1) The deferrred income tax asset was reduced by $4,253.

(2) The liability for accrued income taxes was increased by $3,372.